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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
May 19, 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        Wimm-Bill-Dann Foods OJSC (the "Company") herewith provides information about the Company contained in Exhibit 99.1.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC
Date: May 19, 2003	By:	/s/ VLADIMIR V. PREOBRAJENSKY
	Name: Title:	Vladimir V. Preobrajensky Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Exhibit 99.1

Trend Information

  Dairy Segment

        In 2002, we witnessed an increase in the total supply of raw milk, which resulted in lower prices as compared to 2001. In 2003, we expect raw milk prices to remain stable in ruble terms and to increase in U.S. dollar terms due to the expected continued appreciation of the ruble against the dollar in real terms.

        In 2002, average prices for our products were higher compared with average prices in 2001 due to an increase in the share of high value-added products in our dairy segment product portfolio. We expect this trend to continue in 2003.

  Juice segment

        In 2002, we witnessed price increase in juice concentrate and other ingredients and we expect this trend to continue in 2003 resulting in part from bad harvests and poor weather conditions in juice-concentrate producing regions. We do not expect this increase to be dramatic in 2003. However, prices may be influenced by weather conditions and the harvest.

        In 2002, average selling prices in our juice segment decreased as compared to 2001 due to significant price competition and the increased share of lower-price, lower-quality brands in our juice product portfolio as we expanded into the lower-income regions. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the difference in the product portfolio and consumer preferences in the regions. At the same time, however, we believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics.

  Selling and distribution expenses

        Our selling and distribution costs increased in 2002 as compared to 2001, both in absolute terms and as a percentage of sales. In particular, our advertising, personnel and transportation costs increased, in large part as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. The continuation of these trends, taken together with the continuing competitive pressure on our prices, particularly in our juice business, and the continuing shift in our juice product-mix towards lower-priced products as we continue to expand into the regions, as discussed above, may have a negative impact on our operating income and net income in 2003 as compared to 2002.

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SIGNATURES
  Exhibit 99.1